

Mail Stop 3561

February 1, 2017

Michael J. Wortley
President and Chief Financial Officer
Cheniere Corpus Christi Holdings, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

> **Re:** **Cheniere Corpus Christi Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed January 5, 2017**
> **File No. 333-215435**

Dear Mr. Wortley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your references to sections entitled "Certain Relationships and Related Party Transactions" and "Material United Stated Federal Income Tax Considerations," however it does not appear that such sections have been included in the prospectus. Please revise to include such sections in the prospectus.

2. Please include on the inside front cover page the information set forth in Item 2 of Form S-4.

Special Note Regarding Forward-Looking Statements, page iv

3. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. Accordingly, the second sentence of this section

beginning, "[a]ll statements, other than statements of historical facts . . . ." appears overly broad. Please narrow your statement accordingly, or remove it.

Risks Relating to the Exchange Offer and the New Notes

Many of the covenants contained in the indenture will no longer be applicable . . ., page 44

4. Here, or in an appropriate place in your prospectus, please disclose the current rating that has been assigned to your Exchange Notes, so that investors can put this risk into context.

FERC and DOE Authorizations, page 57

5. If material, please enhance your disclosure to include the name of the appellant in the appeal that is pending in the U.S. Court of Appeals for the District of Columbia Circuit, and revise your disclosure under "Legal Proceedings" on page 86 accordingly. Refer to Item 103 of Regulation S-K.

Expiration, Extension and Amendment, page 108

6. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Acceptance of Old Notes for Exchange; Issuance of New Notes, page 111

7. We note the disclosure indicating that unaccepted or non-exchanged Old Notes will be "returned without expense to the tendering holder of the Old Notes," and in the case of Old Notes tendered by book-entry transfer, the non-exchanged Old Notes will be credited to an account maintained with DTC "as promptly as practicable after the expiration or termination of the exchange offer." Rule 14e-1(c) requires that you return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Holdco Pledge Agreement, page 181

8. We note your disclosure that, in addition to the security interest granted by you, the Senior Debt Obligations are further secured by Security Interests granted by Holdco in the Pledge Agreement between Holdco and the Security Trustee, dated May 13, 2015. Please file the Pledge Agreement as an exhibit, or tell us why you believe the contract is not a material contract under Item 601 of Regulation S-K.

Cheniere Corpus Christi Holdings, LLC

Note 2 – Summary of Significant Accounting Policies
Income Taxes, page F-12

9. We note your accounting policy is not to record a tax provision because you are a disregarded entity for tax purposes. We also note state tax sharing agreements entered into with Cheniere. Please tell us your consideration of ASC 740-10-30-27 and SAB Topic 1:B with regard to your accounting policy.

Item 22. Undertakings, page II-2

10. Please revise your filing to include the undertaking referenced in Item 512(j) of Regulation S-K.

Supplemental Letter, dated January 5, 2017

11. Please revise to include a representation that the issuer will disclose to each person participating in the exchange offer that if such participant acquires the New Notes for the purpose of distributing them, such person must be identified as an underwriter in the prospectus. Refer to Securities Act Sections Compliance and Disclosure Interpretation 111.02, located on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 441-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products